Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282-2198

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

One Bryant Park
New York, New York 10036

July 23, 2018

Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:                    Ms. Erin E. Martin

Re:                             Focus Financial Partners Inc.

Registration Statement on Form S-1

Registration File No. 333-225166

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Focus Financial Partners Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Washington, D.C. time, on July 25, 2018, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Vinson & Elkins L.L.P., request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 16, 2018:

(i)                                     Dates of distribution: July 16, 2018 through the date hereof

(ii)                                  Number of prospective underwriters to which the preliminary prospectus was furnished: 12

(iii)                               Number of prospectuses furnished to investors: approximately 785

(iv)                              Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 148

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

GOLDMAN SACHS & CO. LLC AND
MERRILL LYNCH, PIERCE, FENNER
INCORPORATED
Acting severally on behalf of themselves and the several Underwriters

By:	GOLDMAN SACHS & CO. LLC

By:	/s/ Erich Bluhm
	Name:	Erich Bluhm
	Title:	Managing Director

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Michael Liloia
	Name:	Michael Liloia
	Title:	Director